SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)

                       ASARCO Incorporated
                       -------------------
                         (Name of Issuer)


                 Common Stock, without par value
                 -------------------------------
                  (Title of Class of Securities)


                             04341310
                          (CUSIP Number)


   Daniel Tellechea Salido               Nicolas Grabar
 Grupo Mexico, S.A. de C.V.    Cleary, Gottlieb, Steen & Hamilton
     Baja California 200               One Liberty Plaza
  06760 Mexico City, Mexico         New York, New York 10006
       (52-5) 574-8483                   (212) 225-2000


          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          July 31, 1998
                          -------------
                  (Date of Event Which Requires
                    Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

                       SCHEDULE 13D
CUSIP NO.  04341310
-----------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Grupo Mexico, S.A. de C.V.
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [__]
                                                       (b) [__]
-----------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
-----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [__]
-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Mexico
-----------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          -------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            3,596,300
EACH            -------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            -------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    3,596,300
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     3,596,300
-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [__]
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.07%
-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
-----------------------------------------------------------------

                           SCHEDULE 13D
CUSIP NO.  04341310
-----------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Grupo Minero Mexico, S.A. de C.V.
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [__]
                                                        (b) [__]
-----------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
-----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [__]
-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Mexico
-----------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          -------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            3,596,300
EACH            -------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            -------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    3,596,300
-----------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      3,596,300
-----------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                        [__]
-----------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.07%
-----------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
-----------------------------------------------------------------

           Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D dated December 29, 1997, as amended by Amendment No. 1 to the
Schedule 13D dated January 26, 1998 (the "Schedule 13D"), relating to the common stock, without par value ("Common Stock") of ASARCO Incorporated (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer.

           No material change.

Item 2.  Identity and Background.

           No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

           No material change.

Item 4.  Purpose of Transaction.

           Item 4 is hereby amended and restated in its entirety as follows:

           The shares of Common Stock held by GMEXICO were acquired for the purpose of investment in the Issuer. GMEXICO intends to file a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), concerning its intention to make additional purchases of Common Stock (not to exceed the 15% ownership level under the HSR Act) that may not be exempt from notification under the HSR Act. The Reporting Persons continue to review their investment in the Issuer based on various factors that the Reporting Persons consider relevant, including without limitation, (i) the financial performance and prospects of the Issuer; (ii) the availability and market price of shares of Common Stock; (iii) other general economic, market and investment conditions; (iv) other investment opportunities available to the Reporting Persons; and (v) with respect to the possibility of acquiring additional shares of Common Stock resulting in the Reporting Persons holding more than 10% of the outstanding Common Stock, (A) the potential effect of provisions of the Issuer's Certificate of Incorporation applicable to 10% shareholders and
(B) any information that may come to the Reporting Persons' attention that would cause them to change their view (based on the Issuer's public filings) that the Issuer does not have its principal executive offices or significant business operations in New Jersey and therefore is not subject to the New Jersey Shareholder Protection Act. On the basis of these and other factors, the Reporting Persons may pursue various courses of action, including (1) acquiring additional shares of Common Stock in the open market or otherwise, (2) selling some or all of the shares of Common Stock held by the Reporting Persons in the open market or otherwise, (3) engaging in one or more financing transactions consisting of borrowings secured by a pledge of shares of Common Stock or derivative transactions with similar economic effects, (4) contacting the Issuer and its representatives to discuss the possibility of exchanging some or all of the shares of the Issuer held by the Reporting Persons for some or all of the 62,104,386 shares of common stock of GMEXICO, representing

9.55% of the capital stock of GMEXICO, held by the Issuer and (5) contacting the Issuer, its representatives, other investors in the Issuer or other interested parties for the purpose of discussing the possibility of a business combination or joint venture between the Issuer and the Reporting Persons and other related matters.

           Except as set forth above, the Reporting Persons do not have any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D promulgated by the Commission.

Item 5.  Interest in Securities of the Issuer.

           Paragraphs (b), (d) and (e) are unchanged. Paragraphs
(a) and (c) of Item 5 are hereby amended and restated in their entireties as follows:

           (a) To the best knowledge of the Reporting Persons, as of June 30, 1998, there were 39,654,000 shares of Common Stock outstanding (as reported in the Issuer's Quarterly Report for the quarter ended June 30, 1998 filed on Form 10-Q with the Commission on July 23, 1998). The 3,596,300 shares of Common Stock beneficially owned by the Reporting Persons represent approximately 9.07% of the Common Stock issued and outstanding.

           (c) Annex I hereto sets forth all transactions in shares of the Common Stock effected since January 26, 1998 by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           No material change.

Item 7.  Material to be Filed as Exhibits.

           No material change.

                            SIGNATURE

After reasonable inquiry and the best of its knowledge and belief, each of the undersigned certifies that the information set forth in the statement is true, complete and correct.



Dated:  July 31, 1998

                              Grupo Mexico, S.A. de C.V.


                              By: /s/ Daniel Tellechea Salido
                                 -------------------------------
                              Name: Daniel Tellechea Salido
                              Title: Managing Director


                              Grupo Minero Mexico, S.A. de C.V.


                              By: /s/ Daniel Tellechea Salido
                                 -------------------------------
                              Name: Daniel Tellechea Salido
                              Title: Managing Director

                                                            ANNEX I


               Transactions in Common Stock by the
             Reporting Persons Since January 26, 1998


Reporting                Number of   Price Per    Method of
Person      Date         Shares      Share        Transaction
---------   ----         ---------   ---------    -----------
GMEXICO     January 27   33,200      $21.75       Open Market
GMEXICO     January 28   20,000      $21.65       Open Market
GMEXICO     January 29   20,000      $22.0156     Open Market
GMEXICO     March 3      10,000      $22.5625     Open Market
GMEXICO     June 1       46,300      $22.4954     Open Market



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